UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 6, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AgFeed Industries, Inc.

File No. 001-33674 - CF#29632

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AgFeed Industries, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 24, 2013.

Based on representations by AgFeed Industries, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through July 1, 2013
Exhibit 10.3	through December 31, 2013
Exhibit 10.4	through December 31, 2013
Exhibit 10.5	through December 31, 2013
Exhibit 10.6	through June 30, 2013
Exhibit 10.7	through June 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary